CUSIP NO. PAP169941328	13G	Page 1 of 6 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Banco Latinoamericano De Exportaciones SA
(Name of Issuer)

Class E Common Stock
(Title of Class of Securities)

PAP169941328
(CUSIP Number)

December 31, 2004
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]          Rule 13d-1(b)
[   ]          Rule 13d-1(c)
[   ]          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. PAP169941328	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mondrian Investment Partners Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,508,100 shares of Class E Common Stock
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,626,700 shares of Class E Common Stock
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,626,700 shares of Class E Common Stock
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES		☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 5.5% as of December 31, 2004 (based on 29,543,847 shares of Class E Common Stock issued and outstanding as of December 31, 2003).
12.		TYPE OF REPORTING PERSON*
CO; IA

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CUSIP NO. PAP169941328	13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer: BANCO LATINOAMERICANO DE EXPORTACIONES SA

1(b)	Address of Issuer’s Principal Executive Offices:

Calle 50 y Aquilino de Guardia
Apartado 6-1497 El Dorado
Panama City, Panama

Item 2(a)	Name of Person Filing:
Mondrian Investment Partners Limited
Item 2(b)	Address of Principal Business Office

80 Cheapside
3rd Floor
London, England EC2V 6EE

Item 2(c)	Citizenship
UK

As required by Rule 13d-1(k)(1), Exhibit 1 to this Schedule 13G contains the Joint Filing Agreement entered into by each of the persons filing this joint Schedule 13G.

2(d)	Title of Class of Securities:

Class E Common Stock

2(e)	CUSIP Number:		PAP169941328

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	[__]	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	[__]	Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	[__]	Investment company registered under Section 8 of the Investment Company Act;
	(e)	[X ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[__]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[__]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

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CUSIP NO. PAP169941328	13G	Page 4 of 6 Pages

(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[__]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4	Ownership:

MONDRIAN INVESTMENT PARTNERS LIMITED

(a)	Amount beneficially owned:

1,626,700 shares of Class E Common Stock

(b)	Percent of Class:

Approximately 5.5% as of December 31, 2004 (based on 29,543,847 shares of Class E Common Stock issued and outstanding as of December 31, 2003).

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:

1,508,100

	(ii)	shared power to vote or to direct the vote:

0

	(iii)	sole power to dispose or to direct the disposition of:

1,626,700

	(iv)	shared power to dispose or to direct the disposition of:

0

Mondrian Investment Partners Limited, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,626,700 shares or 5.5% of the Common Stock outstanding of the Company as a result of acting as an investment adviser.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

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CUSIP NO. PAP169941328	13G	Page 5 of 6 Pages

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. PAP169941328	13G	Page 6 of 6 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2005

MONDRIAN INVESTMENT PARTNERS LIMITED

By:	/s/ Jane Goss
Name: Jane Goss
Title: General Counsel

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